EXHIBIT 99.1

AMARC’S JOY COPPER-GOLD DISTRICT EXPLORATION PROGRAM EXPANDS

AS FREEPORT CONTINUES TO EARN-IN

October 11, 2022, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) is pleased to announce that the exploration program at the Company’s 100%-owned JOY District (“JOY” or “District”) in north-central British Columbia (“BC”) was expanded as Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”) continues to earn-in at JOY (see Amarc release May 12, 2021). Freeport is spending approximately CDN$14 million in 2022 for its Year 2 contribution toward the JOY exploration program. Amarc is operator of the project.

The Amarc team is currently in the process of demobilizing from the JOY site, having successfully completed a comprehensive exploration program this year, comprising core drilling and geological, geochemical and geophysical surveys.  The funding provided by Freeport was primarily focused on an expanded core drilling program with a third drill rig being mobilized to the site in September.

Amarc President & CEO, Dr. Diane Nicolson, commented “The significant exploration funding provided by Freeport this year as part of the earn-in conditions, coupled with the collaborative nature of our relationship, is key to efficiently unlocking value across the extensive 482 km2 JOY District. Not only is Freeport’s funding moving the District-wide exploration program forward in a timely and cost-effective way, we also consider it an important vote of confidence in JOY and our team.”

Nicolson said ~15,427 m of helicopter-supported drilling was completed at JOY this year, with the goal of expanding the known mineralization at the PINE Deposit, while commencing drill testing of a number of deposit-scale copper-gold targets clustered across the District. In addition, further ground survey work was undertaken to delineate new targets for drill testing. More than 8,000 core, rock and soil samples have been dispatched to the laboratory for preparation and analyses. As results from these analyses are received over the months ahead, they will be complied, interpreted and released.

Updated 2022 JOY Exploration Program Highlights

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Geological mapping, geochemical and Induced Polarization (“IP”) geophysics ground surveys commenced in mid-June, followed by the initiation of drilling with two Hy-Tech Drilling Ltd. core drill rigs later in the month, with a third rig from Paycore Drilling added to the program in September;

•	15,427 m of drilling was completed to October 2, 2022, in 37 drill holes at the PINE Deposit and across a number of district porphyry copper-gold deposit targets;
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All drill core has been shipped and received at ACTLabs in Kamloops for sample preparation at Kamloops and Timmins; analyses being completed at the ACTLabs Kamloops, BC and Ancaster, Ontario facilities;

•	An initial 44 line-km of IP geophysics was completed early in the season; the geophysics crew remobilized to the site in September, completing an additional 12.3 line-km of survey; and
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The IP, together with a completed 2,648 soil and 313 surface rock sample geochemical survey, are firming up and extending already identified targets and also assisting in the delineation of still additional targets for drill testing.

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About the JOY District

Amarc's 100%-owned JOY District is located on the northern extension of the prolific Kemess porphyry Cu-Au District, which includes the former Kemess South mine, the permitted and development-stage Kemess North underground deposit, and the advanced-stage Kemess East underground deposit – all currently held by Centerra Gold Inc. Through its association with Hunter Dickinson Inc., Amarc's technical team was first to recognize the Kemess District's true porphyry potential, acquiring Kemess North and Kemess South as early-stage prospects and advancing both to significant porphyry Cu-Au deposits. Kemess South was sold in 1996 on beneficial terms to a predecessor of Northgate Minerals, which brought that deposit into production.

The JOY District is readily accessed via resource roads servicing the southern end of the Toodoggone region, including Centerra's Kemess porphyry Cu-Au deposits and the historical Lawyers, Baker and Shasta epithermal precious metal mines now being redeveloped by Benchmark Metals Inc. and TDG Gold Corp, respectively.

In May 2021, Amarc announced it had entered into a Mineral Property Earn-In Agreement (the "EIA") with Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. (see Amarc release May 12, 2021).

In its Year 1, Freeport contributed $5.94 million to the 2021 JOY exploration program, and confirmed its continuation of the earn-in for Year 2 in late 2021 (see Amarc releases November 15 and December 15, 2021).

Further in-depth information on historical and contemporary exploration activities completed within the JOY District prior to 2021 can be found in the Company's 'JOY Project 2020 Technical Report', filed under Amarc's profile at www.sedar.com or located on its website at  https://amarcresources.com/projects/joy-project/technical-report/.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE and PINE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

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Qualified Person as Defined Under National Instrument 43-101

Dr. Roy Greig, P.Geo., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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